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OCT 23 2009
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 66153

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___07/01/2008_____ AND ENDING___08/31/2009_____
                                         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: *a C B Busness Services, LLC*

dba
ABA Business Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1120 Connecticut Ave., N.W.
                                         (No. and Street)

Washington   DC   20036
      (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Helen Sullivan   (202) 663-5167
                                                 (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
                        (Name - if individual, state last, first, middle name)

7200 Glen Forest Dr., Suite 200	Richmond	Virginia	23226-3768
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Helen Sullivan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **ABA Business Services, LLC**, as of **August 31, 009**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

_____
Signature

_____**Managing Director**_____
Title

Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of con- solidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Contents

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report

To the Member of
ABA Business Services, LLC
Washington, D.C.

We have audited the accompanying statement of financial condition of ABA Business Services, LLC (the Company) as of August 31, 2009, and the related statements of operations, changes in member's equity and cash flows for the period from July 1, 2008 through August 31, 2009, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ABA Business Services, LLC as of August 31, 2009, and the results of its operations and its cash flows for the period from July 1, 2008 through August 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. This schedule is the responsibility of the Company's management. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McGladrey & Pullen, LLP

Richmond, Virginia
October 21, 2009

1

ABA Business Services, LLC

Statement Of Financial Condition
August 31, 2009

Assets

Cash	$	113,622
Deferred costs		1,150
Total assets	**$**	**114,772**

Liabilities And Member's Equity

Liabilities		
Accounts payable	$	9,000
Due to related party		15
Total liabilities		**9,015**
Member's Equity		105,757
Total liabilities and member's equity	**$**	**114,772**

See Notes To Financial Statements.

ABA Business Services, LLC

Statement Of Operations
Period From July 1, 2008 Through August 31, 2009

Interest income	$	1,342
Expenses		
Professional fees		21,813
Other corporate expenses		3,415
Total expenses		25,228
Net loss	$	(23,886)

See Notes To Financial Statements.

ABA Business Services, LLC

Statement Of Changes In Member's Equity
Period From July 1, 2008 Through August 31, 2009

Balance, July 1, 2008	$	129,643
Net loss		(23,886)
Balance, August 31, 2009	$	105,757

See Notes To Financial Statements.

ABA Business Services, LLC

Statement Of Cash Flows
Period From July 1, 2008 Through August 31, 2009

Cash Flows From Operating Activities		
Net loss	$	(23,886)
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes in assets and liabilities:		
Deferred costs		(1,150)
Due to related party		(490)
Accounts payable		9,000
Net cash used in operating activities		(16,526)
Net decrease in cash		(16,526)
Cash, beginning of period		130,148
Cash, end of period	$	113,622

See Notes To Financial Statements.

ABA Business Services, LLC

Notes To Financial Statements

Note 1. Nature Of Business And Significant Accounting Policies

Nature of business: ABA Business Services, LLC (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a single-member limited liability company owned entirely by ABA Business Solutions, Inc. (Business Solutions), which is wholly owned by the American Bankers Association (ABA).

The Company operates under the exemptive provisions of paragraph (k)(2)(i) of rule 15c3-3 of the SEC. Therefore, the Company does not have customer accounts and thus does not carry margin accounts, or receive customer funds or securities which it would have to transmit promptly in connection with its activities as a broker or dealer. The Company does not otherwise hold funds or securities for or owe money to customers, nor does it have financial transactions between the broker or dealer and customers through which bank accounts have been designated as Special Accounts for the Exclusive Benefit of Customers of the Company.

Effective July 1, 2008, the Company changed its fiscal year end from June 30 to August 31.

A summary of the Company's significant accounting policies follows:

Basis of presentation: The financial statements include only the accounts of the Company.

Basis of accounting: The Company prepares its financial statements on the accrual basis of accounting. Under the accrual basis of accounting, revenues are recognized when they are earned and expenses are recognized when the underlying obligations have been incurred.

Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income taxes: As a single-member limited liability company, the Company is treated as a "disregarded entity" for income tax purposes. Thus, the Company's financial activity is reported in conjunction with the federal and state income tax filings of Business Solutions.

Subsequent events: In accordance with Statement of Financial Accounting Standards No. 165, *Subsequent Events*, the Company has evaluated whether any subsequent events that require recognition or disclosure in the accompanying financial statements and notes thereto have taken place through the date these financial statements were available to be issued (October 21, 2009). The Company has determined that there are no such subsequent events to report.

Recent accounting pronouncement: In July 2006, the Financial Accounting Standards Board (FASB) issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with Statement No. 109, *Accounting for Income Taxes*. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition of tax benefits, classification on the balance sheet, interest and penalties, accounting in interim periods, disclosure, and transition.

Notes To Financial Statements

Note 1. Nature Of Business And Significant Accounting Policies (Continued)

In December 2008, the FASB provided for a deferral of the effective date of FIN 48 for certain nonpublic enterprises to annual financial statements for fiscal years beginning after December 15, 2008. The Company has elected this deferral and accordingly will be required to adopt FIN 48 in its fiscal year 2010 annual financial statements. Prior to adoption of FIN 48, the Company will continue to evaluate its uncertain tax positions and related income tax contingencies under Statement No. 5, *Accounting for Contingencies*. SFAS No. 5 requires the Company to accrue for losses it believes are probable and can be reasonably estimated. Management is currently assessing the impact of FIN 48 on its financial position and results of operations and has not yet determined if the adoption of FIN 48 will have a material effect on its financial statements.

Note 2. Net Capital Requirement

The Company is a broker-dealer subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also requires that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At August 31, 2009, the Company had net capital of $ 104,607, which was $ 54,607 in excess of its required net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital was .09 to 1.

Note 3. Related Party Transactions

The Company reimburses ABA for various vendor invoices billed to the Company but initially paid by ABA. As of August 31, 2009, $15 was owed to ABA for unpaid expense reimbursements.

Computation Of Net Capital Under SEC Rule 15c3-1
Period From July 1, 2008 Through August 31, 2009

Net Capital

Total member's equity	$	105,757
Nonallowable assets – deferred costs		1,150
Net capital	**$**	**104,607**

Aggregate Indebtedness

Accounts payable	$	9,000
Due to related party		15
Total aggregate indebtedness	**$**	**9,015**

Computation of Basic Net Capital Requirements

Minimum net capital requirement (the greater of $50,000 or 6 2/3% of aggregate indebtedness)	$	50,000
Excess net capital	$	54,607
Ratio of aggregate indebtedness to net capital		0.09 to 1

Note: There are no material differences between the above computation and the Company's
corresponding unaudited Part II of Form X-17A-5 as of August 31, 2009.

McGladrey & Pullen

Certified Public Accountants

Independent Auditor's Report On Internal Control

To the Member of
ABA Business Services, LLC
Washington, D.C.

In planning and performing our audit of the financial statements of ABA Business Services, LLC (the Company) as of August 31, 2009, and for the period from July 1, 2008 through August 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

(2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at August 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

McGladrey & Pullen, LLP

Richmond, Virginia
October 21, 2009